July 24, 2008
VIA EDGAR AND FACSIMILE (202) 772-9368
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Attn:	Carmen Moncada-Terry
Mellissa Campbell Duru

Re:	Endeavour International Corporation
Form S-3 Initially Filed March 14, 2008 (the “Registration Statement”)
File No. 333-149744
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Endeavour International Corporation (“Endeavour”) respectfully requests that the effective date for the Registration Statement on Form S-3, as amended (File No. 333-149744), be accelerated to 4:30 p.m., Eastern Standard Time, on July 28, 2008, or as soon as practicable thereafter.
     In connection therewith, Endeavour acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Endeavour from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Endeavour may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person and the federal securities laws of the United States.
     If you have any questions or comments on this matter, please feel free to call me at (713) 307-8772.
Very truly yours,

/s/ S. Lynn Willis
S. Lynn Willis
cc:      Michael Dillard, Akin Gump Strauss Hauer & Feld LLP